

# Section II Registration with Foreign Financial Regulatory Authorities

*Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.* Each security based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| Name of Foreign Financial Regulatory Authority | Name of Country |
|---|---|
| Agence France Tresor | France |
| Alberta Securities Commission | Canada |
| Autorite Marche Financiers - Quebec | Canada |
| BATS Chi-X Europe | United Kingdom |
| Borsa Italiana | Italy |
| British Columbia Securities Commission | Canada |
| Bundesbank | Germany |
| Comision National del Mercado de Valores | Spain |
| Commissione Nazionale per le Societa e la Borsa | Italy |
| Deutsche Borse AG | Germany |
| Dubai Financial Services Authority | United Arab Emirates |
| EUREX | Germany |
| European Energy Exchange | Germany |
| Euwax (Boerse Stuttgart AG) | Germany |
| Federal Financial Supervisory Authority  (BaFin) | Germany |
| Financial and Consumer Affairs Authority of Saskatchewan | Canada |
| Financial Supervisory Authority (Finansinspektionen) | Sweden |
| Iberian Energy Exchange (OMIP) | Portugal |
| ICE Futures Europe | United Kingdom |
| Italian Derivatives Exchange Market | Italy |
| LCH. Clearnet Group | United Kingdom |
| LMAX | United Kingdom |
| London Equity Derivatives Exchange | United Kingdom |
| London Metal Exchange | United Kingdom |
| London Stock Exchange | United Kingdom |
| Manitoba Securities Commission | Canada |
| MEFF | Spain |
| NASDAQ Dubai | United Arab Emirates |
| NASDAQ OMX Copenhagen | Denmark |

| | |
|---|---|
| NASDAQ OMX Helsinki | Finland |
| NASDAQ OMX Stockholm | Sweden |
| National Bank of Belgium | Belgium |
| Netherlands Authority for the Financial Markets (Autoriteit FinanciÃ«le Markten) | Netherlands |
| New Brunswick Securities Commission | Canada |
| Nova Scotia Securities Commission | Canada |
| NYSE Euronext Amsterdam | Netherlands |
| NYSE Euronext Brussels | Belgium |
| NYSE Euronext Lisbon | Portugal |
| NYSE Euronext Paris | France |
| Ontario Securities Commission | Canada |
| Oslo Bors | Norway |
| OTE | Czech Republic |
| Polish Financial Supervisory Authority (KNF) | Poland |
| Prince Edward Island Office of the Superintendent of Securities | Canada |
| Qatar Financial Centre Regulatory Authority | Qatar |
| Service NL (Newfoundland and Labrador) | Canada |
| Sigma X | United Kingdom |
| SIX Swiss Exchange | Switzerland |
| Smartpool | United Kingdom |
| South African Financial Services Board | South Africa |
| Swiss Financial Market Supervisory Authority | Switzerland |
| The Irish Panel on Takeover and Mergers (ITP) | Ireland |
| Turquoise | United Kingdom |
| Warsaw Stock Exchange | Poland |
| Wiener Borse | Austria |